UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the six and three-month periods ended June 30, 2020 set forth in this Form 6-K is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 6, 2020

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2020 and 2019, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six-month period ended June 30, 2020 and 2019 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 (our “2019 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 24 to our audited consolidated financial statements included in our 2019 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•our assessment of the impact of the COVID-19 pandemic on our operations and financial condition;
•our targets and strategic initiatives in the various countries in which we operate;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•our expectations regarding our capital and operational expenditures in and after 2020;

•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our expectations regarding management changes; and
•other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks associated with further unanticipated developments related to the COVID-19 pandemic that negatively affect our operations and financial condition, including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of the COVID-19 outbreak;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;
•risks related to the impact of export controls on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers - for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation (“EAR”) Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports, re-exports and in-country transfers of goods, software and technology (collectively, “Items”), each of which could have led to service degradation and disruptions in certain markets, and in May and August 2019, BIS added Huawei Technologies Company Ltd. and 114 of its affiliates (collectively, “Huawei”) to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or in-country transferring all Items subject to the EAR to Huawei and procuring Items from Huawei when they have reason to know that the Items were originally procured by Huawei in violation of U.S. law;

•risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;
•risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in Item 3 - Key Information — D. Risk Factors in our 2019 Annual Report.

These factors and the other risk factors described in our 2019 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.

REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of June 30, 2020, our reportable segments consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Kazakhstan and Uzbekistan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”.
We also present our results of operations for our “Other frontier markets" and “HQ and eliminations” although these are not reportable segments. “Other frontier markets” represents our results of operations in Kyrgyzstan, Armenia and Georgia. “HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations, as well as intercompany eliminations to reconcile with our total revenue and Adjusted EBITDA.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.

KEY DEVELOPMENTS DURING THE FIRST HALF OF 2020
COVID-19
The second quarter saw the full impact on our operations of the lockdowns imposed across our markets in response to the COVID-19 pandemic. This resulted in material disruption to our retail operations following store closures, which impacted gross connections and airtime sales. Restrictions on travel resulted in a significant decline in roaming revenues and the loss of migrant customers from our subscriber base, particularly in Russia. Conversely, demand for our data services remained strong during the quarter, enabling us to continue to grow our data revenues at a double-digit pace. We also experienced a continued shift in data traffic from mobile to fixed networks as lockdowns encouraged home working and schooling alongside a greater use of devices through our domestic broadband services.
Lockdowns have accelerated the adoption of self-care applications and digital services by our customers. This occurred alongside a steady improvement in operational trends evident in June and July as lockdown measures were eased. For the remainder of the financial year, we expect continued divergence in our operating trends within a steady recovery in Group revenue and Adjusted EBITDA. This assumes a slow resumption in roaming revenues and migrant customers as travel resumes and a partial, more gradual shift in urban populations back to urban centers as workplaces reopen. We also expect some current customer behaviors to outlast the pandemic phase, including home-working which constitutes a structural shift from mobile to fixed-line data that we continue to position for through investment in both networks and tailored services for our new business-to-home (B2H) customers. Similarly, the pandemic has placed a greater emphasis on the importance of digital sales channels, which we are well positioned to serve given our recent investment in customer self-care applications and the digital business support systems that enable them.
An increase in demand for hard currencies has resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in the first half of 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, has decreased significantly, with a corresponding loss of USD 486 million recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.
The Group remains focused on mitigating the impact of the pandemic on our financial performance through continued optimization of our cost base and measures to ease its financial impact on our working capital. Maintaining a strong balance sheet and liquidity position also remain key priorities, as evidenced by our recent refinancing activities and the reduction in borrowing costs we have secured through them, and we will continue to actively manage our balance sheet as market opportunities arise.
We are similarly committed to investing in the longer-term opportunities the pandemic presents. Most immediately, this involves continued investment in our networks to capture faster digital adoption and fixed-line data demand alongside further development of our online channels and the growing range of digital services we are offering through them. Longer-term, we remain vigilant to market opportunities that the current economic dislocation is generating and will continue to assess assets that we believe have the potential to complement our services and the evolving needs of our customers.
Our management has taken appropriate measures to keep our personnel safe and secure. As of the date of this report, we have not observed any particular material adverse impacts to our business, financial condition, and results of operations, other than as described above, and the group liquidity is sufficient to fund the business operations for at least another 12 months.
Regarding dividends, our policy remains as previously disclosed: to pay at least 50% of EFCF after licenses while maintaining Net Debt/LTM EBITDA at around 2.0x and taking into account medium-term investment opportunities. Cash flows generated in the first half of 2020 were weaker compared to last year. Given that in the second half we may potentially face a number of uncertainties, we currently believe it is unlikely that we will pay a dividend for FY 2020.
2020 AGM
On June 1, 2020 VEON announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected five new members to the Company’s Board of Directors, Hans Holger Albrecht,

Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey, as well as seven previously serving directors: Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats and Alexander Pertsovsky.
Following the election of the directors, Gennady Gazin was appointed as Chairman of VEON’s Board of Directors, effective 1 June 2020.
MANAGEMENT CHANGES
On May 1, 2020, Serkan Okandan joined VEON as Group Chief Financial Officer. Serkan brings a wealth of experience which will be invaluable as we look to consolidate our position in connectivity and digital services.
Alexander Torbakhov joined as Chief Executive Officer of Beeline Russia on April 6, 2020. Alexander brings with him a wealth of success from some of the country’s largest consumer and technology businesses.
Erwan Gelebart was appointed as Chief Executive Officer of JazzCash with effect from May 18, 2020. With 7.3 million active digital wallets, JazzCash has enormous potential in Pakistan and Erwan will play a crucial part in our growth plans for JazzCash.
PARTNERSHIP WITH MASTERCARD
On May 5, 2020, VEON announced a partnership between JazzCash and payment technology leader Mastercard that strengthens the payments ecosystem for merchants and customers in Pakistan.
More than 7 million customers and merchants use JazzCash every month, making it Pakistan’s leading digital wallet. The partnership with Mastercard allows merchants to accept digital payments from customers, digitize their supply chain, and move to cashless operations. In a first for Pakistan, merchants and consumers who sign up for JazzCash wallet will be able to benefit from a wide range of Mastercard’s digital solutions and capabilities to pay for orders and services via all digital channels as well as make online payments in a fast, safe and convenient manner.
JazzCash customers will also have access to Mastercard’s virtual and branded debit cards that can be used in 55,000 points of sale and ATMs in Pakistan, in addition to JazzCash merchants and e-commerce sites.
RECENT FINANCING TRANSACTIONS
On April 16, 2020, VEON established a Global Medium-Term Note program for the issuance of bonds (the “MTN Program”), with a program limit of a USD 6.5 billion, or the equivalent thereof, in other currencies. On June 11, 2020, VEON issued RUB 20 billion 6.30 % senior unsecured notes due 2025 in 144A / Reg S format (the “Notes”) under the MTN Program. The proceeds have been used for general corporate purposes.
On April 22, 2020, Banglalink extended the maturity of its USD 300 million syndicated loan by an additional two years to 2022. Following this extension, VEON, via a wholly-owned subsidiary, acquired the loan from the original lenders, leading to an effective extinguishment of this debt for the VEON Group.
On June 4, 2020, VEON entered into a new RUB 100 billion (approximately USD 1.5 billion) bilateral term loan agreement with Sberbank. The loan was used to refinance and extend the maturity of the existing loan between Sberbank and VEON Holdings, as well as to provide additional funds for general corporate purposes.
On July 9, 2020, VEON refinanced its existing RUB 30 billion (approximately USD 422 million) bilateral term loan agreement with VTB Bank. This refinancing extends the maturity and reduces the cost of the existing loan between VTB Bank and VEON Holdings.

RESULTS OF OPERATIONS

FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2020

	Six-month period
(In millions of U.S. dollars)	2020	2019

Service revenues	3,773	4,085
Sale of equipment and accessories	160	201
Other revenue	55	99
Total operating revenues	3,988	4,385

Other operating income	2	350

Service costs	(746)	(758)
Cost of equipment and accessories	(163)	(206)
Selling, general and administrative expenses	(1,352)	(1,479)
Depreciation	(804)	(812)
Amortization	(178)	(205)
Impairment (loss) / reversal	(1)	(10)
Gain / (loss) on disposal of non-current assets	(12)	(14)
Gain / (loss) on disposal of subsidiaries	—	1

Operating profit	734	1,252

Finance costs	(391)	(421)
Finance income	15	28
Other non-operating gain / (loss)	101	14
Net foreign exchange gain / (loss)	(21)	(8)
Profit / (loss) before tax	438	865

Income tax expense	(144)	(260)
Profit / (loss) for the period	294	605
Attributable to:
The owners of the parent	264	565
Non-controlling interest	30	40
	294	605

TOTAL OPERATING REVENUE
Our consolidated total operating revenue decreased by 9% year-on-year. Our operating companies faced significant disruption of retail operations following store closures, which resulted in lower gross connections, device sales and airtime sales and a decline in roaming revenues due to travel bans. In particular, Russia revenues were decreased due to lower subscriber numbers and continued pressure on ARPU. Pakistan revenues were also lower in U.S. dollar terms, arising from a devaluation of the Pakistani Rupee and negative impact of tax regime changes in Pakistan. These were partially offset by strong performance in Ukraine.

	Six-month period ended June 30,
(In millions of U.S. dollars)	2020	2019

Our cornerstone
Russia	1,927	2,172

Our growth engines
Pakistan	604	710
Ukraine	461	400
Kazakhstan	230	253
Uzbekistan	102	131

Our frontier markets
Algeria	345	379
Bangladesh	267	271
Other frontier markets	69	83

Other
HQ and eliminations	(17)	(14)

Total segments	3,988	4,385

OPERATING PROFIT
Our consolidated operating profit decreased to US$734 million in the six months ended June 30, 2020 compared to US$1,252 million in the six months ended June 30, 2019, primarily due to lower revenues as discussed above, as well as the recognition of a one-off gain of US$350 million in first half of 2019, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies. This decrease was partially offset by lower general and administrative costs.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs decreased to USD 391 million in the six months ended June 30, 2020 compared to USD 421 million in the six months ended June 30, 2019 due to lower interest charges on loans, driven in part by a lower average cost of debt and foreign currency devaluation of RUB-denominated loans.
Finance income
Our consolidated finance income decreased to USD 15 million in the six months ended June 30, 2020 compared to USD 28 million in the six months ended June 30, 2019 primarily due to lower interest earned from comparatively lower cash and deposit balances and the impact of foreign currency devaluation on cash and deposits in local currency of our operating companies.
Other non-operating gain
Other non-operating gain in the six months ended June 30, 2020 was USD 101 million as compared to USD 14 million in the six months ended June 30, 2019. Increase was mainly associated with revaluation of Contingent consideration liability and recognition of a gain upon reaching a settlement in connection with the dispute concerning sale of Telecel Globe Limited in the second quarter of 2020. For more information over these items, please refer to, respectively, Note 7 and Note 12 of our unaudited interim condensed consolidated financial statements attached hereto.
Net foreign exchange gain
During the six months ended June 30, 2020, we recognized a net foreign exchange loss of US$21 million compared to a loss of US$8 million during the six months ended June 30, 2019. This was mainly due to the depreciation of currencies of the countries in which VEON operates, particularly the Russian ruble.

INCOME TAX EXPENSE
Our consolidated income tax expense decreased by 45% to US$144 million in the six months ended June 30, 2020 compared to US$260 million in the six months ended June 30, 2019 mainly due to lower operating profit and the impact of foreign currency devaluation of the local currencies of our operating companies.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
Our profit / (loss) for the period attributable to the owners of the parent from continuing operations for the six months ended June 30, 2020 decreased to US$264 million as compared to US$565 million for the same period last year. The decrease was mainly due to decreased operating profit as discussed above.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Profit / (loss) for the period attributable to non-controlling interest six months ended June 30, 2020 was US$30 million as compared to US$40 million for the same period last year showing a year on year decease. The decrease was mainly driven by decreased operating profit, as well as the acquisition of non-controlling interest in August 2019 which resulted in a lower level of non controlling interest in our operations in Pakistan and Bangladesh.

ADJUSTED EBITDA

	Six-month period ended June 30,
In millions of U.S. dollars	2020	2019
Our cornerstone
Russia	784	966

Our growth engines
Pakistan	280	369
Ukraine	313	256
Kazakhstan	124	152
Uzbekistan	45	67

Our frontier markets
Algeria	145	172
Bangladesh	113	114
Other frontier markets	25	28

Other
HQ and eliminations	(100)	168

Total segments	1,729	2,292
Our consolidated Adjusted EBITDA decreased by 25% year-on-year, primarily due to lower revenues as discussed above, as well as the recognition of a one-off gain of US$350 million in first half of 2019, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies. This decrease was partially offset by lower general and administrative costs.
The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the six-month period ended ended June 30:

	Six-month period ended June 30,
In millions of U.S. dollars	2020	2019
Profit / (loss) before tax	438	865
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	804	812
Amortization	178	205
Impairment loss / (reversal)	1	10
(Gain) / loss on disposal of non-current assets	12	14
(Gain) / loss on disposal of subsidiaries	—	(1)
Finance costs	391	421
Finance income	(15)	(28)
Other non-operating (gain) / loss	(101)	(14)
Net foreign exchange (gain) / loss	21	8

Total Adjusted EBITDA	1,729	2,292

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	1,927	2,172	-11%
Mobile service revenue	1,506	1,714	-12%
- of which mobile data	471	467	1%
Fixed-line service revenue	265	260	2%
Sales of equipment, accessories and other	151	191	-21%
Operating Expenses	1,145	1,205	-5%
Adjusted EBITDA	784	966	-19%
Adjusted EBITDA margin	40.7%	44.5%	-3.8pp
RESULTS OF OPERATIONS IN RUB

	Six months ended June 30,
In millions of RUB (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	132,971	141,801		-6%
Mobile service revenue	103,942	111,926		-7%
- of which mobile data	32,499	30,471		7%
Fixed-line service revenue	18,332	16,967		8%
Sales of equipment, accessories and other	10,697	12,908		-17%
Operating Expenses	79,179	78,695		1%
Adjusted EBITDA	53,917	63,106		-15%
Adjusted EBITDA margin	40.5%	44.5%	-4.0	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	49.8	54.3	-8%
Mobile data customers in millions	31.5	35.8	-12%
ARPU in US$	4.8	5.2	-7%
ARPU in RUB	331.0	339.0	-2%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 11% (USD terms) and 6% (local currency) year-on-year, primarily due to the devaluation of the Russian ruble as well as reduced activity relating to post and prepaid services revenue, impact of unlimited tariff plans and lower customer base during the six-month period ended June 30, 2020 compared to the same period in 2019. Despite the decline in total operating revenue, fixed line service revenue increase in the first half of the year, due to the shift in data traffic from mobile to fixed networks as lockdowns encouraged home working and schooling.

ADJUSTED EBITDA
Our Russia Adjusted EBITDA reduced by 19% year-on-year to US$784 million in the six-month period ended June 30, 2020 compared to US$966 million in the six-month period ended June 30, 2019, mainly due to lower revenues as stated above as well as increased structural operating expenses. This increase in operating expenses was compensated to some extent through lower general and administrative costs. In local currency terms, Adjusted EBITDA fell by 15%.
SELECTED PERFORMANCE INDICATORS
The number of mobile customers and the number of mobile data customers in Russia decreased during the six-month period ended June 30, 2020 when compared to the same period 2019, in each case driven by a reduction in sales through alternative distribution channels as well as the loss of migrant customers from our subscriber base due to travel restrictions.
Our mobile ARPU in Russia decreased by 7% in the six-month period ended June 30, 2020 to US$4.8 when compared with the same period 2019, mainly due to reduced revenue. In local currency terms, mobile ARPU in Russia also decreased by 2% in the six-month period ended June 30, 2020 to RUB 331.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	604	710	-15%
Mobile service revenue	559	662	-16%
- of which mobile data	200	183	9%
Sales of equipment, accessories and other	3	4	-25%
Operating expenses	325	341	-5%
Adjusted EBITDA	280	369	-24%
Adjusted EBITDA margin	46.3%	51.9%	-5.7pp
RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	96,336	101,707		-5%
Mobile service revenue	89,145	94,799		-6%
- of which mobile data	31,906	26,121		22%
Sales of equipment, accessories and other	7,191	6,907		4%
Operating expenses	51,778	48,792		6%
Adjusted EBITDA	44,558	52,915		-16%
Adjusted EBITDA margin	46.3%	52.0%	-5.7	pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	62.8	59.5	6%
Mobile data customers in millions	41.0	36.9	11%
ARPU in US$	1.5	1.9	-21%
ARPU in PKR	240	271	-12%

TOTAL OPERATING REVENUE
In the six months ended June 30, 2020, our Pakistan total operating revenue decreased by 15% (USD terms) year-on-year to US$604 million, primarily as a result of the devaluation of the local currency. In local currency terms, our Pakistan total operating revenue decreased by 5% due to the impact of prior year tax regime changes and lower ARPU driven by lockdown measures which lead to the temporary closure of Jazz stores, lower business activity and an overall economic slowdown.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA during the six months ended June 30, 2020 reduced by 24% to US$280 million when compared with same period last year largely driven by the devaluation of the local currency. In local currency terms, our Pakistan Adjusted EBITDA decreased by 16% due to lower revenues as described above, as well as the impact of tax regime changes in Pakistan.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2020, we had 62.8 million customers in Pakistan, representing an increase of 6% year-on-year with growth primarily in mobile data customers, which increased by 11% year-on-year. This increase arose on the back of our continued expansion of the data network in Pakistan.
In the six months ended June 30, 2020, our mobile ARPU in Pakistan decreased by 21% year-on-year to US$1.5, driven by a devaluation of the local currency. In local currency terms, mobile ARPU in Pakistan decreased by 12% year-on-year to PKR 240, driven mainly by reduced activity.

UKRAINE
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	461	400	15%
Mobile service revenue	429	372	15%
- of which mobile data	237	195	22%
Fixed-line service revenue	30	25	20%
Sales of equipment, accessories and other	—	—	0%
Operating expenses	148	144	3%
Adjusted EBITDA	313	256	22%
Adjusted EBITDA margin	67.8%	64.0%	3.8pp
RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	11,960	10,750		11%
Mobile service revenue	11,123	10,020		11%
- of which mobile data	6,153	5,238		17%
Fixed-line service revenue	773	662		17%
Sales of equipment, accessories and other	63	67		-6%
Operating expenses	3,844	3,870		-1%
Adjusted EBITDA	8,116	6,880		18%
Adjusted EBITDA margin	67.9%	64.0%	3.9	pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	25.4	26.2	-3%
Mobile data customers in millions	15.9	15.7	1%
ARPU in US$	2.8	2.3	18%
ARPU in UAH	72	63	14%

TOTAL OPERATING REVENUE
In the six months ended June 30, 2020, our Ukraine total operating revenue increased by 15% (USD terms) and 11% (local currency terms) when compared with the same period last year to US$461 million. The increase was primarily driven by mobile data, voice and fixed line revenue growth owing to continuous 4G roll out, increased traffic and pricing. This increase was partially offset by reduced activity associated with the COVID-19 outbreak and the lockdowns imposed in the country during the second quarter.

ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 22% year-on-year to US$313 million in the six months ended June 30, 2020 when compared with the same period last year, primarily due to higher revenues as discussed above, partially offset by higher structural operating expenses.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2020, we had 25.4 million mobile customers in Ukraine, representing a decrease of 3% year-on-year. The decrease was a result of demographic trends in Ukraine and the reduction in multi SIM users. The number of our mobile data customers in Ukraine remained at par with the same period last year.
In the six months ended June 30, 2020, our mobile ARPU in Ukraine increased by 18% year-on-year to US$2.8 due to data usage growth and appreciation of local currency against USD. In functional currency terms, mobile ARPU in Ukraine increased by 14% to UAH 72.
KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	229	253	-9%
Mobile service revenue	190	180	6%
- of which mobile data	95	71	34%
Fixed-line service revenue	37	33	12%
Sales of equipment, accessories and other	2	1	100%
Operating expenses	105	101	4%
Adjusted EBITDA	124	152	-18%
Adjusted EBITDA margin	54.1%	60.2%	-6.0pp

RESULTS OF OPERATIONS IN KZT

	Six months ended June 30,
In millions of KZT (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	92,315	95,982		-4%
Mobile service revenue	76,549	68,387		12%
- of which mobile data	38,558	27,048		43%
Fixed-line service revenue	14,875	12,481		19%
Sales of equipment, accessories and other	891	15,114		-94%
Operating expenses	42,364	38,239		11%
Adjusted EBITDA	49,952	57,743		-13%
Adjusted EBITDA margin	54.1%	60.2%	-6.1	pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	9.4	10.0	-6%
Mobile data customers in millions	6.6	6.3	4%
ARPU in US$	3.2	3.0	8%
ARPU in KZT	1,296.0	1,133.0	14%

TOTAL OPERATING REVENUE
In the six months ended June 30, 2020, our Kazakhstan total operating revenue decreased by 9% (USD terms) and 4% (local currency terms) when compared with same period last year to US$229 million. The decrease was primarily due to devaluation of local currency against the US dollar and a lower subscriber base, as well as the one-off recognition of US$38 in the first half of 2019, being the settlement amount from Kcell Joint Stock Company (“Kcell”) related to the termination of the network sharing agreement with Kcell.
ADJUSTED EBITDA
Our Kazakhstan Adjusted EBITDA decreased by 18% year-on-year to US$124 million in the six months ended June 30, 2020, primarily due to a decrease in revenue as discussed above and higher operating expenses. In local currency terms, our Kazakhstan Adjusted EBITDA decreased by 13% when compared with the same period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2020, we had 9.4 million mobile customers in Kazakhstan, representing a decrease of 6% compared to last year. The decrease was a mainly post IMEI registration barriers resulting in lower gross additions. The number of our mobile data customers in Kazakhstan increased by 4%, mainly due improved data bundle offers and data services.
In the six months ended June 30, 2020, our mobile ARPU in Kazakhstan increased by 8% year-on-year due to data usage growth. In local currency terms, mobile ARPU in Kazakhstan increased by 14%.

UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	102	131	-22%
Mobile service revenue	101	130	-22%
- of which mobile data	57	58	-2%
Fixed-line service revenue	1	1	0%
Sales of equipment, accessories and other	—	—	0%
Operating expenses	57	64	-11%
Adjusted EBITDA	45	67	-33%
Adjusted EBITDA margin	44.4%	51.0%	-6.6pp
RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In billions of UZS (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	1,001	1,102		-9%
Mobile service revenue	991	1,094		-9%
- of which mobile data	552	491		12%
Fixed-line service revenue	6	7		-14%
Sales of equipment, accessories and other	4	2		141%
Operating expenses	558	540		3%
Adjusted EBITDA	444	562		-21%
Adjusted EBITDA margin	44.3%	51.0%	-6.7	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	7.1	8.7	-18%
Mobile data customers in million	4.6	5.4	-15%
ARPU in US$	2.2	2.4	-8%
ARPU in UZS	21,617.0	20,262.0	7%
TOTAL OPERATING REVENUE
In the six months ended June 30, 2020, our Uzbekistan total operating revenue decreased by 22% (USD terms) and 9% (local currency terms) to US$102 million when compared with the same period last year. The decrease was primarily due to currency devaluation and lower subscriber base impacted by a new excise duty and IMEI registration implementation.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 33% (USD terms) and 21% (local currency terms) in the six months ended June 30, 2020 compared with the same period last year. This was driven by reduced revenues as described above and increased operating expenses.

SELECTED PERFORMANCE INDICATORS
As of June 30, 2020, we had 7.1 million mobile customers in our Uzbekistan segment representing a decrease of 18% when compared with the same period last year. The decrease was the result of our strategic focus on high value customers resulting in a higher churn rate. As of June 30, 2020, the number of our mobile data customers in Uzbekistan decreased by 15% to 4.6 million.
In the six months ended June 30, 2020, our mobile ARPU in Uzbekistan was US$2.2, representing a decrease of 8%, when compared with the same period last year, due to currency devaluation. In local currency terms, mobile ARPU in Uzbekistan increased by 7% year-on-year due to the strategic focus on high value customers as described above.

ALGERIA
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	345	379	-9%
Mobile service revenue	343	378	-9%
- of which mobile data	130	106	23%
Sales of equipment, accessories and other	2	1	100%
Operating expenses	201	207	-3%
Adjusted EBITDA	145	172	-16%
Adjusted EBITDA margin	42.0%	45.5%	-3.5pp
RESULTS OF OPERATIONS IN DZD

	Six months ended June 30,
In millions of DZD (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	42,892	45,141		-5%
Mobile service revenue	42,629	45,018		-5%
- of which mobile data	16,200	12,669		28%
Sales of equipment, accessories and other	263	123		114%
Operating expenses	24,934	24,618		1%
Adjusted EBITDA	17,971	20,524		-12%
Adjusted EBITDA margin	41.9%	45.5%	-3.6	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	13.9	15.6	-10%
Mobile data customers in millions	9.1	9.3	-3%
ARPU in US$	4.0	4.0	0%
ARPU in DZD	497	476	4%

TOTAL OPERATING REVENUE
In the six months ended June 30, 2020, our Algeria total operating revenue decreased by 9% (USD terms) and 5% (local currency terms) when compared with the same period last year, primarily due to lower subscriber base, MTR rate change. This was partially offset by stronger ARPU in local currency terms, due to continuous pricing strategy and more high value subscribers relative to customer base. Data revenue growth remained strong due to higher usage as a result of the roll-out of the 4G/LTE network.
ADJUSTED EBITDA
In the six months ended June 30, 2020, our Algeria Adjusted EBITDA decreased by 16% when compared with the same period last year, primarily due to the decrease in total revenue, increase in MTR and higher interconnection costs. In functional currency terms, our Algeria Adjusted EBITDA decreased by 12%.
SELECTED PERFORMANCE INDICATORS
The customer base in our Algeria segment decreased by 10% year-on-year driven by a higher churn rate. Our mobile data customers in Algeria also saw a decrease of 3% due to higher churn rate and price competition.
In the six months ended June 30, 2020, our mobile ARPU in Algeria remained at par with the same period last year at US$4.0, primarily due to increased pricing and more high value customer base offset by the currency exchange impact during the period Q2-20. In functional currency terms, our mobile ARPU in Algeria increased by 4% year-on-year.
BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	267	271	-1%
Mobile service revenue	262	264	-1%
- of which mobile data	66	53	25%
Sales of equipment, accessories and other	—	1	-100%
Operating expenses	154	156	-1%
Adjusted EBITDA	113	114	-1%
Adjusted EBITDA margin	42.3%	42.3%	0.0pp
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2020	2019	2020-2019 change %
Total operating revenue	22,711	22,750	-0.2%
Mobile service revenue	22,275	22,235	0.2%
- of which mobile data	5,594	4,496	24%
Sales of equipment, accessories and other	435	515	-16%
Operating expenses	13,113	13,133	-0.2%
Adjusted EBITDA	9,598	9,617	-0.2%
Adjusted EBITDA margin	42.3%	42.3%	0.0pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	32.1	32.9	-3%
Mobile data customers in millions	21.8	21.1	3%
ARPU in US$	1.3	1.3	-1%
ARPU in BDT	113	113	-1%
TOTAL OPERATING REVENUE
In the six months ended June 30, 2020, our Bangladesh total operating revenue largely remained at par with the same period last year in both USD and local currency terms, primarily due to consistent performance in acceleration of service revenue growth following spectrum acquisition and enhanced network availability, along with the continued expansion of Banglalink’s distribution footprint.
ADJUSTED EBITDA
In the six months ended June 30, 2020,our Bangladesh Adjusted EBITDA mainly remained at par as compared to the same period last year and showed a minor decrease of 1%, mainly due to consistent performance on revenue and operational savings partially offset by the increase in minimum tax rates adversely impacting operational costs. In local currency, Adjusted EBITDA also remained at par with the same period last year.
SELECTED PERFORMANCE INDICATORS
Customers in our Bangladesh segment decreased by 3% year-on-year to 32.1 million, mainly due to higher churn rate during the period. The number of mobile data customers increased by 3% due to continued efforts to attract new customers, successful targeting of voice-only customers and network expansion. Our mobile ARPU in Bangladesh both in USD and local currency terms remained stable and at par with same period last year.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of June 30, 2020, we had negative working capital of US$3,107 million, compared to negative working capital of US$3,269 million as of December 31, 2019. The change of net working capital compared to December 31, 2019 was due to devaluation of local currencies across the Company's operational footprint, partially offset by an increase in short-term borrowings.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.
INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Six-month period ended June 30,
(In millions of U.S. dollars)	2020	2019

Net cash flows from operating activities	1,105	1,565

Net cash flows from / (used in) investing activities	(1,048)	(1,491)

Net cash flows from / (used in) financing activities	(61)	(583)

Net increase / (decrease) in cash and cash equivalents	(4)	(509)
Net foreign exchange difference	(37)	(8)
Cash and cash equivalents at beginning of period	1,204	1,791

Cash and cash equivalents at end of period, net of overdraft	1,163	1,274

For more details, see Interim Condensed Consolidated Statement of Cash Flows in our Interim Condensed Audited Consolidated Financial Statements.

OPERATING ACTIVITIES
During the six months ended June 30, 2020, net cash flows from operating activities decreased to US$1,105 million from US$1,565 million during the six months ended June 30, 2019. The decrease is mainly due to lower revenues as well as a one-off cash inflow of US$350 million in the same period last year, relating to the revised arrangement with Ericsson partially offset by the changes in working capital.
INVESTING ACTIVITIES
During the six months ended June 30, 2020, net outflow for investing activities was US$1,048 million compared to net cash outflow of US$1,491 million for the same period last year. This decrease was mainly driven by a significant outflow in the first quarter of 2019 relating to amounts pledged as collateral for the Mandatory Tender Offer with respect to the acquisition of non-controlling interests in GTH, partially offset by the increased investment in purchase of property plant and equipment and intangible assets when compared with same period last year.

Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 5 and Note 6 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the six months ended June 30, 2020, net cash outflow for financing activities was US$61 million compared to net cash outflow of US$583 million during the six months ended June 30, 2019. The change in net cash flows from financing activities was mainly driven by a net increase of debt during the six months ended June 30, 2020 compared to a net repayment of debt during the six months ended June 30, 2019.
During the six months ended June 30, 2020, we raised US$2,951 million, net of fees (2019: US$1,206), repaid US$2,733 million (2019: US$1,427) under various debt facilities and paid US$259 million (2019: US$295) of dividends to the shareholders of VEON Ltd. In the first half of 2020, a significant amount of debt raised was used to refinance existing debt, in order to achieve lower borrowing costs.
For information regarding changes to our debt portfolio during the six months ended June 30, 2020, see Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.

BORROWINGS
As of June 30, 2020, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,550 million, compared to US$7,519 million as of December 31, 2019. As of June 30, 2020, our debt includes overdrawn bank accounts related to a cash-pooling program of US$3 million (December 31, 2019: US$46 million).

As of June 30, 2020, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	7.3500%	RUB	30,000	429	03.06.2024
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.4%	RUB	20,000	286	03.06.2022
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	37,500	536	03.06.2023
VEON Holdings B.V.	Loan from Alfa Bank	7.5000%	RUB	30,000	429	10.03.2025
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	429	30.06.2022
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	Notes	4.0000%	USD	1,000	1,000	09.04.2025
VEON Holdings B.V.	Notes	7.2500%	USD	700	700	26.04.2023
VEON Holdings B.V.	Notes	6.3000%	RUB	20,000	286	18.06.2025
VEON Holdings B.V.	RCF drawdown	2.1788%	USD	300	300	06.07.2020*
VEON Holdings B.V.	RCF drawdown	2.1900%	USD	200	200	22.07.2020*
TOTAL VEON Holdings B.V.					6,674

PJSC VimpelCom	Loan from VIP Finance Ireland**	7.7480%	USD	262	262	02.02.2021
PJSC VimpelCom	Other PJSC VimpelCom				10
TOTAL PJSC VimpelCom					272

PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.90%	PKR	667	4	15.12.2020
PMCL	Loan from ING Bank N.V.	6M LIBOR + 1.9%	USD	37	37	15.12.2020
PMCL	Loan from MCB Bank Limited	6M KIBOR + 0.8%	PKR	2,667	16	15.12.2020
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.35%	PKR	6,667	40	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	3,394	20	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	2,111	13	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR + 0.35%	PKR	17,117	102	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR + 0.75%	PKR	33,848	201	02.09.2026
PMCL	Islamic Financing Facility	6M KIBOR + 0.75%	PKR	10,000	60	02.09.2026
PMCL	Other PMCL				15
TOTAL Pakistan Mobile Communications Limited					508

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25% or 5.75%	BDT	6,939	82	24.06.2022
Banglalink	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	872	10	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					92

Other entities	Cash-pool overdrawn accounts*** and other				4
Total VEON consolidated					7,550

* Although these drawdowns are short-term in nature, VEON Holdings B.V. has an enforceable right to roll them over until final maturity date of the facility in February 2022. All outstanding drawdowns under the RCF have been fully repaid during June and July 2020.
** Funded by the issuance of loan participation notes by VIP Finance Ireland.
*** As of June 30, 2020, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$3 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six months ended June 30, 2020, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$860 million compared to US$838 million in the six months ended June 30, 2019. The increase was primarily due to continued investments in network development in Russia.
We expect that CAPEX exc. licenses and ROU in 2020 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2020.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:
•Cash we currently hold;
•Operating cash flows;
•Borrowings under bank financings, including credit lines currently available to us;
•Syndicated loan facilities; and
•Issuances of debt securities on local and international capital markets.
As of June 30, 2020, we had an undrawn amount of US$1,357 million under existing credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
Below is the reconciliation of CAPEX exc. licenses and ROU (refer to Note 2 of the Audited Consolidated Financial Statements) to cash flows used in the Purchase of property, plant and equipment and intangible assets:

	Six-month period ended June 30,
(In millions of U.S. dollars)	2020	2019

CAPEX exc. licenses and ROU	860	838
Adjusted for
Additions of licenses	39	15
Additions of right-of-use assets	60	81
Difference in timing between accrual and payment for capital expenditures	(66)	(109)

Purchase of property, plant and equipment and intangible assets	893	825

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2020, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of June 30, 2020, we held approximately 31% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2019 Annual Report entitled “Item 3—Key Information—D. Risk Factors— Market Risks —We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of June 30, 2020, the interest rate risk on the financing of our group was limited as 75% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the six and three-month periods
ended June 30, 2020

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2020	2019	2020	2019

Service revenues		3,773	4,085	1,795	2,080
Sale of equipment and accessories		160	201	72	112
Other revenue		55	99	25	69
Total operating revenues	2	3,988	4,385	1,892	2,261

Other operating income	4	2	350	2	—

Service costs		(746)	(758)	(365)	(390)
Cost of equipment and accessories		(163)	(206)	(74)	(116)
Selling, general and administrative expenses		(1,352)	(1,479)	(646)	(761)
Depreciation		(804)	(812)	(389)	(409)
Amortization		(178)	(205)	(86)	(111)
Impairment (loss) / reversal		(1)	(10)	(1)	(4)
Gain / (loss) on disposal of non-current assets		(12)	(14)	(6)	(7)
Gain / (loss) on disposal of subsidiaries		—	1	—	1

Operating profit		734	1,252	327	464

Finance costs		(391)	(421)	(184)	(210)
Finance income		15	28	6	14
Other non-operating gain / (loss)		101	14	86	10
Net foreign exchange gain / (loss)		(21)	(8)	8	(22)
Profit / (loss) before tax		438	865	243	256

Income tax expense	3	(144)	(260)	(68)	(181)

Profit / (loss) for the period		294	605	175	75

Attributable to:
The owners of the parent		264	565	156	70
Non-controlling interest		30	40	19	5
		294	605	175	75

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent		$0.15	$0.32	$0.09	$0.04

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2020	2019	2020	2019

Profit / (loss) for the period		294	605	175	75

Items that may be reclassified to profit or loss
Foreign currency translation	1	(486)	22	94	(34)
Other		1	—	—	—

Items reclassified to profit or loss
Other		(5)	—	—	—

Other comprehensive income / (loss) , net of tax		(490)	22	94	(34)

Total comprehensive income / (loss) , net of tax		(196)	627	269	41

Attributable to:
The owners of the parent		(150)	640	259	76
Non-controlling interests		(46)	(13)	10	(35)
		(196)	627	269	41

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	June 30, 2020	December 31, 2019
Assets
Non-current assets
Property and equipment	5	6,679	7,340
Intangible assets	6	5,119	5,688
Investments and derivatives	7	281	235
Deferred tax assets		117	134
Other assets		173	163
Total non-current assets		12,369	13,560

Current assets
Inventories		102	169
Trade and other receivables *		437	512
Investments and derivatives *	7	276	198
Current income tax assets		35	16
Other assets		350	354
Cash and cash equivalents	8	1,166	1,250
Total current assets		2,366	2,499

Total assets		14,735	16,059

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		811	1,226
Non-controlling interests		891	994
Total equity		1,702	2,220

Non-current liabilities
Debt and derivatives	7	7,297	7,759
Provisions		121	138
Deferred tax liabilities		113	141
Other liabilities		29	33
Total non-current liabilities		7,560	8,071

Current liabilities
Trade and other payables *		1,535	1,642
Debt and derivatives *	7	2,812	2,790
Provisions		158	222
Current income tax payables		97	102
Other liabilities		871	1,012
Total current liabilities		5,473	5,768

Total equity and liabilities		14,735	16,059
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	264	—	264	30	294
Other comprehensive income / (loss)		—	—	—	(4)	(1)	(409)	(414)	(76)	(490)
Total comprehensive income / (loss)		—	—	—	(4)	263	(409)	(150)	(46)	(196)

Dividends declared	10	—	—	—	—	(262)	—	(262)	(59)	(321)
Other		—	—	—	(3)	26	(26)	(3)	2	(1)

As of June 30, 2020		1,749,127,404	2	12,753	(1,894)	(1,303)	(8,747)	811	891	1,702

for the six-month period ended June 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779
Adjustments arising due to IFRS 16		—	—	—	—	(3)	—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775

Profit / (loss) for the period		—	—	—	—	565	—	565	40	605
Other comprehensive income / (loss)		—	—	—	—	1	74	75	(53)	22
Total comprehensive income / (loss)		—	—	—	—	566	74	640	(13)	627

Dividends declared	10	—	—	—	—	(297)	—	(297)	(108)	(405)
Other		—	—	—	1	(11)	—	(10)	3	(7)

As of June 30, 2019		1,749,127,404	2	12,753	744	(1,157)	(8,342)	4,000	(1,010)	2,990

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	5

for the three-month period June 30, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

March 31, 2020		1,749,127,404	2	12,753	(1,893)	(1,494)	(8,825)	543	949	1,492

Profit / (loss) for the period		—	—	—	—	156	—	156	19	175
Other comprehensive income / (loss)		—	—	—	—	(1)	104	103	(9)	94
Total comprehensive income / (loss)		—	—	—	—	155	104	259	10	269

Dividends declared	10	—	—	—	—	—	—	—	(59)	(59)
Other		—	—	—	(1)	36	(26)	9	(9)	—

June 30, 2020		1,749,127,404	2	12,753	(1,894)	(1,303)	(8,747)	811	891	1,702

for the three-month period June 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

March 31, 2019		1,749,127,404	2	12,753	744	(1,217)	(8,349)	3,933	(898)	3,035

Profit / (loss) for the period		—	—	—	—	70	—	70	5	75
Other comprehensive income / (loss)		—	—	—	—	(1)	7	6	(40)	(34)
Total comprehensive income / (loss)		—	—	—	—	69	7	76	(35)	41

Dividends declared	10	—	—	—	—	—	—	—	(84)	(84)
Other		—	—	—	—	(9)	—	(9)	7	(2)

June 30, 2019		1,749,127,404	2	12,753	744	(1,157)	(8,342)	4,000	(1,010)	2,990

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30

		Six-month period
(In millions of U.S. dollars)	Note	2020	2019

Operating activities
Profit / (loss) before tax		438	865
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		983	1,027
(Gain) / loss on disposal of non-current assets		12	14
(Gain) / loss on disposal of subsidiaries		—	(1)
Finance costs		391	421
Finance income		(15)	(28)
Other non-operating (gain) / loss		(101)	(14)
Net foreign exchange (gain) / loss		21	8

Changes in trade and other receivables and prepayments***		(100)	(167)
Changes in inventories		45	(27)
Changes in trade and other payables***		(58)	(12)
Changes in provisions, pensions and other		(14)	46

Interest paid		(337)	(358)
Interest received		15	32
Income tax paid		(175)	(241)
Net cash flows from operating activities		1,105	1,565

Investing activities
Purchase of property, plant and equipment and intangible assets		(893)	(825)
Receipts from / (payment on) deposits		(98)	(662)
Receipts from / (investment in) financial assets***		(64)	(28)
Other proceeds from investing activities, net		7	24
Net cash flows from / (used in) investing activities		(1,048)	(1,491)

Financing activities
Proceeds from borrowings, net of fees paid*	7	2,951	1,206
Repayment of debt***		(2,733)	(1,427)
Acquisition of non-controlling interest		(1)	(5)
Dividends paid to owners of the parent		(259)	(295)
Dividends paid to non-controlling interests		(19)	(62)
Net cash flows from / (used in) financing activities		(61)	(583)

Net (decrease) / increase in cash and cash equivalents		(4)	(509)
Net foreign exchange difference		(37)	(8)
Cash and cash equivalents at beginning of period		1,204	1,791
Cash and cash equivalents at end of period, net of overdrafts**	8	1,163	1,274
* Fees paid for borrowings were US$15 (2019: US$14).
** Overdrawn amount was US$3 (2019: US$57)
*** Certain comparative amounts have been reclassified to conform to the current period presentation
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1 GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Major developments during the six-month period ended June 30, 2020
Financing activities
In June 2020, VEON Holdings B.V. entered into a new RUB bilateral term loan agreement with Sberbank for a total amount of RUB100 billion (US$1,450), subsequently utilizing an amount of RUB87.5 billion (US$1,281). The proceeds were used to prepay outstanding amounts under a previous Sberbank term facilities agreement. For further details please refer to Note 7.
In April 2020, VEON Holdings B.V. established a Global Medium Term Note program for the issuance of bonds in multiple currencies, with a limit equivalent to US$6,500. In June 2020, VEON Holdings B.V. executed a drawdown of RUB20 billion (US$288) senior unsecured notes under the program. For further details please refer to Note 7.
Coronavirus outbreak
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide.
The second quarter saw the full impact on our operations of the lockdowns imposed across our markets in response to the COVID-19 pandemic. This resulted in material disruption to our retail operations following store closures, which impacted gross connections and airtime sales. Restrictions on travel resulted in a significant decline in roaming revenues and the loss of migrant customers from our subscriber base, particularly in Russia.
Conversely, demand for our data services remained strong during the quarter, enabling us to continue to grow our data revenues at a double-digit pace. We also experienced a continued shift in data traffic from mobile to fixed networks as lockdowns encouraged home working and schooling alongside a greater use of devices through our domestic broadband services.
Furthermore, an increase in demand for hard currencies has resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in the first half of 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, has decreased significantly, with a corresponding loss of US$486 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.
Our management has taken appropriate measures to keep our personnel safe and secure. As of the date of these financial statements, we have not observed any particular material adverse impacts to our business, financial condition, and results of operations, other than as described above, and the group liquidity is sufficient to fund the business operations for at least another 12 months.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2 SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. All the segments are grouped and analyzed as three main markets - our cornerstone, our growth engines and our frontier markets - representing the Company's strategy and capital allocation framework.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX exc. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
As of December 31, 2019, management decided to include Kazakhstan as a separate reportable segment due to the increased impact of Kazakhstan operations on the overall business (as described in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019). In addition, management decided to show the financial impact of HQ and eliminations separately from operating companies. Comparative figures for six and three-month periods ended June 30, 2019 have been adjusted to reflect this change.
Financial information by reportable segment for the six and three-month periods ended June 30, is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties.
For the six-month period ended June 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Our cornerstone
Russia	1,506	1,714	265	260	151	191	5	7	1,927	2,172

Our growth engines
Pakistan	559	662	—	—	3	4	42	44	604	710
Ukraine	429	372	30	25	—	—	2	3	461	400
Kazakhstan	190	180	37	33	2	1	1	39	230	253
Uzbekistan	101	130	1	1	—	—	—	—	102	131

Our frontier markets
Algeria	343	378	—	—	2	1	—	—	345	379
Bangladesh	262	264	—	—	—	1	5	6	267	271
Other frontier markets	55	66	12	14	2	3	—	—	69	83

Other
HQ and eliminations	(17)	(14)	—	—	—	—	—	—	(17)	(14)

Total segments	3,428	3,752	345	333	160	201	55	99	3,988	4,385

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2020	2019	2020	2019

Our cornerstone
Russia	784	966	415	462

Our growth engines
Pakistan	280	369	153	118
Ukraine	313	256	96	67
Kazakhstan	124	152	52	53
Uzbekistan	45	67	26	39

Our frontier markets
Algeria	145	172	38	48
Bangladesh	113	114	59	37
Other frontier markets	25	28	19	14

Other
HQ and eliminations	(100)	168	2	—

Total segments	1,729	2,292	860	838

For the three-month period ended June 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Our cornerstone
Russia	711	883	128	131	68	106	—	4	907	1,124

Our growth engines
Pakistan	266	324	—	—	1	2	21	22	288	348
Ukraine	208	198	14	13	—	—	1	1	223	212
Kazakhstan	92	94	19	17	1	—	—	39	112	150
Uzbekistan	47	67	—	—	—	—	—	—	47	67

Our frontier markets
Algeria	159	187	—	—	1	—	—	—	160	187
Bangladesh	128	134	—	—	—	—	3	3	131	137
Other frontier markets	25	34	6	7	1	4	—	—	32	45

Other
HQ and eliminations	(8)	(9)	—	—	—	—	—	—	(8)	(9)

Total segments	1,628	1,912	167	168	72	112	25	69	1,892	2,261

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2020	2019	2020	2019

Our cornerstone
Russia	357	498	249	236

Our growth engines
Pakistan	133	186	85	67
Ukraine	151	138	58	38
Kazakhstan	61	97	28	42
Uzbekistan	20	35	21	14

Our frontier markets
Algeria	64	83	24	30
Bangladesh	54	54	15	23
Other frontier markets	11	15	12	8

Other
HQ and eliminations	(42)	(112)	—	(9)

Total segments	809	994	492	449

The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2020	2019	2020	2019
Profit / (loss) before tax	438	865	243	256
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	804	812	389	409
Amortization	178	205	86	111
Impairment loss / (reversal)	1	10	1	4
(Gain) / loss on disposal of non-current assets	12	14	6	7
(Gain) / loss on disposal of subsidiaries	—	(1)	—	(1)
Finance costs	391	421	184	210
Finance income	(15)	(28)	(6)	(14)
Other non-operating (gain) / loss	(101)	(14)	(86)	(10)
Net foreign exchange (gain) / loss	21	8	(8)	22

Total Adjusted EBITDA	1,729	2,292	809	994

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3 INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2020	2019	2020	2019
Current income taxes	152	250	97	163
Deferred income taxes	(8)	10	(29)	18
Income tax expense	144	260	68	181
Effective tax rate	32.9%	30.1%	28.0%	70.7%

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2020 (32.9% and 28.0%, respectively) was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued for forecasted dividends from our operating companies.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2019 (30.1% and 70.7%, respectively) was primarily driven by profitability in countries with a higher nominal rate and income tax losses, primarily within holding entities in the Netherlands, for which no deferred tax-asset has been recognized.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4 SIGNIFICANT TRANSACTIONS

GTH restructuring
During the first half of 2020, VEON continued with the restructuring of Global Telecom Holding S.A.E. ("GTH"), with the intragroup transfer of Mobilink Bank and GTH Finance B.V. completed in March and April 2020, respectively. As the operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, there was no material impact on these consolidated financial statements stemming from these intragroup transfers. For further details on GTH restructuring, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
Revised technology infrastructure partnership with Ericsson
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. The parties signed binding terms to vary the existing agreements and as a result VEON received US$350 during the first half of 2019. The settlement amount was recorded in the income statement within ‘Other operating income’.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
5 PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the six-month period ended June 30:

	Six-month period
	2020	2019

Balance as of January 1	7,340	4,932

Adjustment due to new accounting standard (IFRS 16)	—	1,945
Additions	839	827
Disposals	(25)	(29)
Depreciation	(804)	(812)
Impairment	(1)	(10)
Translation adjustment	(689)	265
Other	19	76

Balance as of June 30	6,679	7,194

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6 INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30.

	Six-month period
	2020	2019

Balance as of January 1	5,688	5,670

Adjustment due to new accounting standard (IFRS 16)	—	(15)
Additions	124	101
Amortization	(178)	(204)
Translation adjustment	(519)	148
Other	4	—

Balance as of June 30	5,119	5,700

Goodwill
Included within total intangible asset movements for the six month periods ended June 30, 2020, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU *	June 30, 2020	Currency translation	December 31, 2019

Russia	2,005	(260)	2,265
Algeria	1,077	(90)	1,167
Pakistan	309	(26)	335
Kazakhstan	145	(9)	154
Uzbekistan	36	(2)	38

Total	3,572	(387)	3,959
* There is no goodwill allocated to the CGUs of Ukraine, Bangladesh, Armenia, Kyrgyzstan or Georgia
Impairment analysis
Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit ("CGU"). In addition to the above, in the first half of 2020, the Company also considered the impact of COVID-19 when reviewing for indicators of impairment (refer Note 1 for further details).
As a result of the above, the Company performed impairment testing for Russia CGU as of June 30, 2020. Based on the recoverable amount calculated and the carrying value of the CGU, no impairment loss was recorded in the first half of 2020.
Although we believe that judgments made supporting our impairment assessment are reasonable (relying on information reasonably available to us), the COVID-19 pandemic makes it challenging for us to estimate the future performance of our CGUs. As circumstances change and/or new information becomes available, we may be required to record impairments in future periods.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Key assumptions
The recoverable amount of the CGU has been determined based on fair value less costs of disposal calculations, using cash flow projections from the business plan prepared by management. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.

CGU	Discount rate	Average growth rate *	Terminal growth rate	Average operating margin *	Average CAPEX / revenue *,**

Russia	9.6%	4.3%	1.6%	32.4%	28.8%

* During the explicit forecast period of five years
** CAPEX excludes licenses and ROU

Sensitivity to changes in assumptions
The following table illustrates the CGU's remaining headroom if certain key parameters would adversely change by one percentage point within both the explicit forecast period and the terminal period. Any additional adverse changes in the key parameters by more than one percentage point would further proportionally decrease the headroom.

		Remaining headroom / (impairment) as a result of change in assumption
CGU	Existing headroom	Discount rate	Average growth rate *	Terminal growth rate	Average operating margin ***	Average CAPEX / revenue **,***
		+1 pp	-1 pp	-1 pp	-1 pp	+1 pp

Russia	17	(682)	(262)	(558)	(465)	(472)

* During the explicit forecast period of five years
** CAPEX excludes licenses and ROU
*** During the explicit forecast period of five years and terminal value

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
7 INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	June 30, 2020	December 31, 2019

At fair value
Derivatives not designated as hedges	17	11
Derivatives designated as net investment hedges	—	—
Investments in debt instruments	65	34
	82	45

At amortized cost
Security deposits and cash collateral	301	256
Loans granted to customers - microfinance banking *	125	116
Bank deposits	20	—
Other investments	29	16
	475	388

Total investments and derivatives	557	433
Non-current	281	235
Current	276	198
The Company holds the following debt and derivative liabilities:

	June 30, 2020	December 31, 2019

At fair value
Derivatives not designated as hedges	62	52
Derivatives designated as net investment hedges	26	161
Contingent consideration	—	41
	88	254

At amortized cost
Principal amount outstanding	7,550	7,519
Interest accrued	80	79
Discounts, unamortized fees, hedge basis adjustment	(6)	(10)
Bank loans and bonds	7,624	7,588

Lease liabilities	1,815	2,083
Put-option liability over non-controlling interest	320	342
Customer deposits - microfinance banking *	192	186
Other financial liabilities *	70	96
	10,021	10,295

Total debt and derivatives	10,109	10,549
Non-current	7,297	7,759
Current	2,812	2,790
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the six-month period ended June 30, 2020, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019.
Net investment hedge
In the first quarter of 2020, the fair values of the Company’s derivatives designated as net investment hedges increased significantly due to depreciation of the Russian ruble, resulting in a US$275 gain recorded against the foreign currency translation reserve, which partially offset the translation loss related to our foreign operations. Appreciation of RUB in the second quarter of 2020 reduced this gain by US$146, leading to a net gain of US$129 for the six-month period ended June 30, 2020.
Ex-Warid license renewal
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$39.5 per MHz for 900 MHz spectrum and US$29.5 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding advance tax of 10%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. In September 2019, Jazz deposited approximately US$225 in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial asset in the statement of financial position.
On May 18, 2020 a further US$57 was paid under protest, presented within 'Receipts from / (payment on) deposits' in the statement of cash flows. A hearing date before the Islamabad High Court was scheduled for April 9, 2020 but was adjourned in light of court closures due to COVID-19.
Refinancing of RUB debt - Sberbank
In June 2020, VEON Holdings B.V. entered into a new RUB bilateral term loan agreement with Sberbank. The agreement comprises four facilities for a total amount of RUB100 billion (US$1,450) with final maturity dates ranging between two and four years. Shortly after the agreement was signed, VEON Holdings B.V. fully utilized three facilities for a total amount of RUB87.5 billion (US$1,281) and used the proceeds to prepay all outstanding amounts under the Sberbank term facilities agreement signed on May 19, 2017. The fourth facility available under the agreement signed in June 2020 was fully utilized subsequent to reporting date, in July 2020.
Global Medium Term Note program
In April 2020, VEON Holdings B.V. established a Global Medium Term Note program for the issuance of bonds (the "MTN Program"), with a program limit of US$6,500 or the equivalent thereof in other currencies. In June 2020, VEON Holdings B.V. executed a drawdown of RUB20 billion (US$288) senior unsecured notes under the MTN Program, maturing in June 2025.
Extension and extinguishment of Banglalink syndicated loan
In April 2020, Banglalink Digital Communications Limited, a wholly-owned subsidiary, extended the maturity of its US$300 syndicated loan by an additional two years to 2022. Following this extension, VEON Digital Amsterdam B.V., the Company's wholly-owned subsidiary, acquired the loan from the original lenders, leading to extinguishment of this financial liability within VEON's consolidated financial statements. No material transactional costs were incurred.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Drawdowns under the Revolving Credit Facility
In March 2020, VEON Holdings B.V., the Company's wholly-owned subsidiary, executed two drawdowns under the existing Revolving Credit Facility for an aggregate amount of US$600. Although these drawdowns are short-term in nature, VEON Holdings B.V. has an enforceable right to roll them over until final maturity date of the facility in February 2022. All outstanding drawdowns under the RCF have been fully repaid during June 2020 (US$100) and July 2020 (US$500).
Refinancing of RUB debt - AO "Alfa-Bank"
In March 2020, VEON Holdings B.V. amended and restated the existing facility with AO "Alfa-Bank", increasing its size and utilization from RUB17.5 billion to RUB30 billion (US$165). Following this amendment and restatement, the final maturity of this facility has been set to March 10, 2025.
GTH bonds prepayment
In February 2020, GTH Finance B.V., the Company’s subsidiary, repaid at par the US$500 6.25% bonds, originally maturing April 26, 2020.
US$300 tap issuance of existing senior notes
In January 2020, VEON Holdings B.V., issued US$300 in senior unsecured notes due 2025, which are consolidated and form a single series with the US$700 4.00% senior notes due in 2025 issued by VEON Holdings B.V. in October 2019. VEON used the net proceeds of the tap issuance to refinance certain existing outstanding debt.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,890 at June 30, 2020 (December 31, 2019: US$7,887); and
•'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of June 30, 2020 and December 31, 2019, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the six-month period ended June 30, 2020, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
A reconciliation of movements relating to Contingent consideration is shown below:

Contingent consideration

As of December 31, 2019	41

Fair value changes recognized in the income statement	(41)

As of June 30, 2020	—
In 2015, International Wireless Communications Pakistan Limited and Pakistan Mobile Communications Ltd (“PMCL”), each indirect subsidiaries of the Company, signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine their operations in Pakistan. In July 2016, the transaction was closed and PMCL acquired 100% of the voting shares in Warid Telecom (Pvt) Limited (“Warid”) for a consideration of 15% of the shares in PMCL. As a result, VEON gained control over Warid.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
As part of the share purchase agreement, an earn-out payment was agreed in the event that a tower transaction is effected by PMCL within four years from the acquisition date. The earn-out would also apply if another telecommunications operator in Pakistan effects a tower transaction, provided the transaction meets certain parameters, in the same timeframe. The contingent consideration would be settled with a transfer of PMCL shares.
As of the reporting date, the probability of completion of a tower deal in Pakistan prior to the relevant deadline, upon which contingent consideration would be paid, became remote. As a result, the fair value of Contingent consideration was revised downwards to zero, with a corresponding gain in the consolidated income statement.
All impairment losses and changes in fair values of investments, debt and derivatives are unrealized and are recorded in "Other non-operating gain / (loss)" in the consolidated income statement.
8 CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	June 30, 2020	December 31, 2019

Cash at banks and on hand	658	932
Short-term deposits with original maturity of less than three months	508	318
Cash and cash equivalents	1,166	1,250

Less overdrafts	(3)	(46)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	1,163	1,204

As of June 30, 2020 and December 31, 2019, there were no restricted cash and cash equivalent balances. Cash balances as of June 30, 2020 include investments in money market funds of US$27 (December 31, 2019: US$155).
As of June 30, 2020, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$3 (2019: US$46). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
9 ISSUED CAPITAL
The following table details the common shares of the Company as of June 30

	2020	2019

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,670	1,849,190,670

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.
As of June 30, 2020, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float, including 7,603,731 shares held by a subsidiary of the Company	770,158,572	43.8%
Total outstanding common shares	1,756,731,135	100.0%
* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10 DIVIDENDS PAID AND PROPOSED
The following table provides an overview of dividends declared by VEON during the six-month period ended June 30, 2020 and 2019:

	Dividends declared	Dividends paid	Dividends, US$ cents per share	Total dividends

Final dividend for 2019	February 2020	March 2020	15	262

Final dividend for 2018	February 2019	March 2019	17	297

The Company makes appropriate tax withholdings of up to 15% when dividends are paid to the Company’s share depositary, The Bank of New York Mellon.
For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
11 RELATED PARTIES
For the six and three-month periods ended June 30, there were no material transactions and there were no material balances recognized with related parties as of this date.
COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY
Value growth cash-based long-term incentive plans
The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of June 30, 2020 and December 31, 2019, respectively, was equal to US$5 and US$9. Included within ‘Selling, general and administrative expenses’ for the six and three-month periods ended June 30, 2020, respectively, is an expense of US$3 (2019: expense of US$6) and US$0 (2019: gain of US$2) relating to share-based payment expense under the LTI Plan.

12 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2020.
Settlement of dispute concerning sale of Telecel Globe Limited
In 2013, GTH and Niel Natural Resources Investments S.A. ("Niel") entered into a Share Purchase Agreement (the “SPA”) in relation to the proposed purchase by Niel of GTH's majority stake in Telecel Globe Limited ("Telecel") and telecommunications operations in the Central African Republic and Burundi. Pursuant to the terms of the SPA and subsequent amendments agreed, deposits of US$50 were received by GTH from Niel and recorded within other financial liabilities. Upon Niel's failure to close the intended transaction and in accordance with the terms of the SPA, the deposits paid were not refunded. GTH completed the sale of Telecel in October 2014, to another purchaser for consideration less than had been agreed with Niel.
During 2019, Niel commenced legal activities in relation to the deposit monies retained by GTH. For further details, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
In June 2020, a settlement agreement was reached between GTH and Niel, which remains subject to Niel’s satisfaction of certain conditions precedent, whereby GTH will pay US$9 to Niel to resolve all claims and counterclaims at issue in the dispute, as well as associated proceedings brought by Niel in the Netherlands and Egypt. The US$41 remainder of the value deferred on the balance sheet was released to profit and loss, within 'Other non-operating gain / (loss)'.
13 EVENTS AFTER THE REPORTING PERIOD
Refinancing of loan agreement with VTB
In July 2020, VEON Holdings B.V. successfully refinanced its existing RUB 30 billion, approximately US$422, bilateral term loan agreement with VTB Bank. This refinancing extended the final maturity of the existing loan between VTB Bank and VEON Holdings B.V. to July 2025 and amended the interest cost from a fixed rate of 8.75% to floating rate equal to CBR Key Rate + 1.85 p.p..

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
14 BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Certain comparative amounts have been reclassified to conform to the current period presentation. Specifically, the following December 31, 2019 balances were reclassified in the consolidated statement of financial position:
•Loans granted to customers relating to microfinance banking operations of US$116 is now presented within current Investments and derivatives (previously within Trade and other receivables); and
•Customer deposits and other liabilities relating to microfinance banking of US$186 and US$19, respectively, are now presented within current Debt and derivatives (previously within Trade and other payables).
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019.
A number of new and amended standards became effective as of January 1, 2020, which are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

In May 2020, the IASB issued an amendment to IFRS 16 'Leases', providing an option to apply a practical expedient in respect of accounting for certain rent concessions arising as a direct consequence of covid-19, such as rent holidays and temporary rent reductions. Under this amendment, which became effective as of June 30, 2020, lessees are exempted from having to consider whether these rent concessions are lease modifications. The Group has chosen not to apply the practical expedient available, and will therefore account for any rent concessions as lease modifications.

Amsterdam, August 6, 2020
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2020	24